Exhibit 4.45

Tap Issue Addendum

1.
Pursuant to the bond terms dated 15 July 2025 (the “Bond Terms”) related to the below Bonds, the Issuer and the Bond Trustee enter into this tap issue addendum (the ”Addendum”) in connection with a Tap Issue under the Bond Terms:

Issuer:	Performance Shipping Inc.
Bond Trustee:	Nordic Trustee AS
ISIN:	NO0013607028
Maximum Issue Amount:	USD 150,000,000
Amount of Additional Bonds:	USD 50,000,000
Amount Outstanding Bonds after the increase:	USD 150,000,000
Date of Addendum:	23 January 2026
Tap Issue Date:	27 January 2026

2.
Terms defined in the Bond Terms have, unless expressly defined herein or otherwise required by the context, the same meaning in this Addendum. This Addendum is a Finance Document and  after the date hereof all references to the Bond Terms in the other Finance Documents shall be construed as references to the Bond Terms as amended and supplemented by this Addendum.

3.
Pursuant to the Bond Terms the Issuer may issue Additional Bonds until the aggregate Nominal Amount of the Initial Bonds and all Additional Bonds equals the Maximum Issue Amount and the provisions of the Bond Terms will apply to all such Additional Bonds.

4.	With reference to clause 2.3 (b) of the Bond Terms, the Issuer will use the Net Proceeds from the issuance of the Additional Bonds for general corporate purposes.

5.
The Additional Bonds are contemplated to be listed on the Oslo Stock Exchange (Oslo Børs), together with the Bonds in the Initial Bond Issue, such listing which is conditional upon the preparation and approval of a prospectus. The Issuer shall promptly notify the Bond Trustee, the Exchange and the Paying Agent upon such prospectus being approved.

6.
The issuance of Additional Bonds and disbursement of the Net Proceeds of the Tap Issue to the Issuer shall be conditional on the Bond Trustee having received in due time (as determined by the Bond Trustee) prior to the date of the Tap Issue each of the following documents, in form and substance satisfactory to the Bond Trustee:

(i)	this Addendum duly executed by all parties hereto;

(ii)	copies of all necessary corporate resolutions of the Issuer to issue the Additional Bonds and execute the Finance Documents to which it is a party;

(iii)
copies of the Issuer’s articles of incorporation and bylaws and a certificate of good standing from the relevant company register in respect of the Issuer evidencing that the Issuer is validly existing;

(iv)	any amendment or security and guarantee confirmation required in respect of any Finance Documents in relation to the Tap Issue;

(v)	copies of any written documentation used in marketing the Additional Bonds or made public by the Issuer or any Manager in connection with the issuance of the Additional Bonds;

(vi)
legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of this Addendum and any other Finance Documents (if applicable)).

7.
The Bond Trustee may (at its sole discretion and in each case) waive or postpone the delivery of certain conditions precedent, and the Bond Trustee may (on behalf of the Bondholders) agree on a customary closing procedure with the Issuer.

8.
By signing this Addendum, the Issuer confirms that no Event of Default has occurred and that the representations and warranties contained in Clause 7 (Representations and Warranties) of the Bond Terms are true and correct in all material respects and repeated by the Issuer as at the date hereof and at the Tap Issue Date.

9.
The Issuer represents and warrants that no circumstances have occurred including any litigation pending or threatening which would have an adverse material effect on the Issuer's financial situation or ability to fulfill its obligations under the Bond Terms or which would otherwise constitute an Event of Default under the Bond Terms.

10.	Clause 19 (Governing law and jurisdiction) of the Bond Terms shall apply to this Addendum mutatis mutandis and as if references in that clause to "these Bond Terms" were to this Addendum.

-----000-----

SIGNATURES:

The Issuer: Performance Shipping Inc.	The Bond Trustee: Nordic Trustee AS
/s/ Andreas Nikolaos Michalopoulos	/s/ Merete Vatsendvik

By: Andreas Nikolaos Michalopoulos Title: Authorised signatory	By: Merete Vatsendvik Title: Authorised signatory